MAYER
BROWN
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Julie A. Ashworth
Direct Tel (212) 506-2648
Direct Fax (212) 849-5648
jashworth@mayerbrownrowe.com

March 29, 2007

BY UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated March 22, 2007

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2648 in connection with this matter. Thank you for your assistance.

Sincerely,

Julie A. Ashworth

Enclosure

cc: Antje Witte
Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

Dw 4/2

SCHWARZ PHARMA

	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49 2173 48 1866	Alfred-Nobel-Straße 10
Fax:	+49 2173 48 1856	40789 Monheim, Deutschland
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com
Date:	March 22, 2007	

Domination and Profit Transfer Agreement:

SCHWARZ PHARMA AG and UCB SP GmbH agreed on a compensation of EUR 104.60 per SCHWARZ PHARMA Share

March 22, 2007 – As announced on 11 January 2007, a domination and profit transfer agreement with UCB SP GmbH as controlling party and SCHWARZ PHARMA AG as controlled party shall be submitted for approval to the ordinary shareholders' meeting of SCHWARZ PHARMA AG on 8/9 May 2007.

Today the Executive Board of SCHWARZ PHARMA AG and the managing directors of UCB SP GmbH have agreed (with the consent of the Supervisory Board of SCHWARZ PHARMA AG) upon the terms and conditions of the domination and profit transfer agreement and signed the contract. UCB SP GmbH guarantees the outside shareholders of SCHWARZ PHARMA (on the terms and conditions set out in the agreement) an adequate guaranteed dividend in the form of a recurring cash payment (guaranteed dividend). The guaranteed dividend shall add up to a gross amount of EUR 3.43 (net amount: EUR 3.18) per no-par value share for each full financial year.

In addition, UCP SP GmbH undertakes (in accordance with the terms and conditions set out in the agreement) to acquire upon demand the shares of any outside shareholder in return for a cash compensation of EUR 104.60 per share. The domination and profit transfer agreement require approval by the shareholders' meeting of SCHWARZ PHARMA AG.

SCHWARZ PHARMA (headquartered in Monheim, Germany) is a research driven pharmaceutical company with approximately 4,400 employees worldwide. The company develops novel medicines in the therapeutic areas of the central nervous system. Furthermore it markets innovative drugs focused to treat cardiovascular and gastro-intestinal diseases. In 2006 the SCHWARZ PHARMA group achieved global sales of € 1 billion. The company has a strong international presence with subsidiaries in Europe, USA and Asia. www.schwarzpharma.com, contact: Antje Witte, Tel: +49 2173 48 1866

END